SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                               (AMENDMENT NO. 8)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        Interstate Bakeries Corporation
 -----------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, par value $.01
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   46072310
-----------------------------------------------------------------------------
                                      --
                                (CUSIP Number)

    J. M. Neville, Vice President, General Counsel, and Assistant Secretary,
                                Ralston Purina
  Company, Checkerboard Square, St. Louis, MO 63164  Telephone (314) 982-1266
-----------------------------------------------------------------------------
                                      --
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 6, 1998
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box  [    ].

Check  the  following  box  if  a  fee  is being paid with the statement [  ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.          NAME  OF  REPORTING  PERSON
            S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

            Ralston  Purina  Company
            IRS  Identification  No.  43-0470580
            ------------------------------------------------------------------

2.          CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP

            (a)  [x]  (See  Item  2  of  Schedule  13D)
            -----------------------------------------------------------------
3.          SEC  USE  ONLY

            -----------------------------------------------------------------
4.          SOURCE  OF  FUNDS

            OO
            ----------------------------------------------------------------
5.          CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
            PURSUANT  TO  ITEMS  2(d)  or  2(e)                      [    ].

            ----------------------------------------------------------------
6.          CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

            Missouri
            ----------------------------------------------------------------
  Number  of                    7.   SOLE  VOTING  POWER
  Shares  Bene-
  ficially  Owned                    31,546,154  (See  Item 5 of Schedule 13D)
  by  Each  Reporting                ----------------------------------------
  Person  With                  8.   SHARED  VOTING  POWER

                                     -0-

                                     -----------------------------------------
                                9.   SOLE  DISPOSITIVE  POWER

                                     31,546,154  (See Item 5 of Schedule 13D)

                                     -----------------------------------------

                               10.   SHARED  DISPOSITIVE  POWER

                                     -0-

                                     ----------------------------------------

11.          AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
             PERSON

            31,546,154  (See  Item  5  of  Schedule  13D)
            ------------------------------------------------------------------

12.          CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                       [    ].
             -----------------------------------------------------------------
13.          PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

             43.0%
             -----------------------------------------------------------------
14.          TYPE  OF  REPORTING  PERSON

             CO
             -----------------------------------------------------------------

1.          NAME  OF  REPORTING  PERSON
            S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

            VCS  Holding  Company
            IRS  Identification  No.  43-1379066
            -----------------------------------------------------------------

2.          CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP

            (a)  [x]  (See  Item  2  of  Schedule  13D)
             ----------------------------------------------------------------
3.          SEC  USE  ONLY

            ----------------------------------------------------------------
4.          SOURCE  OF  FUNDS

            OO
            ----------------------------------------------------------------
5.          CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
            PURSUANT  TO  ITEMS  2(d)  or  2(e)                      [    ].

            ----------------------------------------------------------------
6.          CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

            Delaware
            ----------------------------------------------------------------
  Number  of                    7.   SOLE  VOTING  POWER
  Shares  Bene-
  ficially  Owned                    31,546,154 (See Item 5 of Schedule 13D)
  by  Each  Reporting                ---------------------------------------
  Person  With                  8.   SHARED  VOTING  POWER

                                     -0-

                                     --------------------------------------
                                9.   SOLE  DISPOSITIVE  POWER

                                     31,546,154 (See Item 5 of Schedule 13D)

                                     --------------------------------------

                               10.   SHARED  DISPOSITIVE  POWER

                                     -0-

                                     --------------------------------------

11.          AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
             PERSON

             31,546,154  (See  Item  5  of  Schedule  13D)
             --------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                 [    ].
             --------------------------------------------------------------
13.          PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

             43.0  %
             --------------------------------------------------------------
14.          TYPE  OF  REPORTING  PERSON

             CO
             --------------------------------------------------------------

                          RALSTON PURINA COMPANY AND
                              VCS HOLDING COMPANY
                  Statement pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934
                        -------------------------------


Item  1.  Security  and  Issuer.
          ---------------------

Item  1  of  Schedule  13D  is  amended,  in  pertinent  part,  as  follows:

     This Amendment No. 8 to Schedule 13D relating to the Common Stock, par value $.01 per share, of Interstate Bakeries Corporation ("Issuer") is being filed on behalf of the undersigned to further amend the Schedule 13D which was previously filed on July 31, 1995; Amendment No. 1 thereto, which was filed on September 22, 1995; Amendment No. 2 thereto, which was filed on October 10, 1995; Amendment No. 3 thereto, which was filed on January 9, 1996; Amendment No. 4 thereto, which was filed on May 10, 1996; Amendment No. 5 thereto, which was filed on November 7, 1996; Amendment No. 6 thereto, which was filed on August 8, 1997; and Amendment No. 7 thereto, which was filed on October 14, 1997. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item  4.  Purpose  of  Transaction.
          ------------------------

     As agreed in the Shareholder Agreement, Ralston and VCS shall reduce their ownership of the Issuer's Common Stock to no more than 14.9% of the total outstanding shares of Issuer's Common Stock within five years of their ownership.

Item  5.  Interest  in  Securities  of  the  Issuer.
          -----------------------------------------

     Item  5  of  Schedule  13  D  is  amended, in pertinent part, as follows:

     Ralston through its wholly-owned subsidiary VCS owns 31,546,154 shares of Common Stock of the Issuer, representing 43.0% of the outstanding shares of such Common Stock as of February 6, 1998. Ralston, through its indirect and beneficial ownership, and VCS through its direct ownership, of such Common Stock have sole power to vote or direct the vote and sole power to dispose or direct the disposition of such 31,546,154 shares.

     On February 6, 1998, in an open market transaction, VCS, at Ralston's direction, sold 300,000 shares of Issuer's Common Stock for $36.625 per share.

------
Signature
---------

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. The undersigned hereby agree that this statement is filed on behalf of each of Ralston and VCS.


Dated:    February  10,  1998

     RALSTON  PURINA  COMPANY


     Name:    Nancy  E.  Hamilton
     Title:   Vice  President,  Secretary
              and  Senior  Counsel



     VCS  HOLDING  COMPANY


     Name:    Timothy  L.  Grosch
     Title:   Secretary

                                                                    APPENDIX I


                            RALSTON PURINA COMPANY
                            ----------------------

     Set forth below with respect to each director and executive officer of Ralston Purina Company ("Ralston") are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is Checkerboard Square, St. Louis, Missouri 63164); (b) his or her present principal employment or occupation and the name and (if not Ralston) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person); and (c) the number of shares of the Common Stock of the Issuer beneficially owned by him or her. The reporting persons believe that the information regarding Stock ownership set forth below is correct as of February 6, 1998. It will be updated when amendments to this Schedule 13D are filed.



                              EXECUTIVE OFFICERS
                              ------------------

J. R. Elsesser: (a) see above; (b) Vice President and Chief Financial Officer of Ralston;
     (c)  34,550.

P. C. Mannix: (a) see above; (b) Vice President of Ralston; and President of the Specialty Business of Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston);
     (c)  none.

W.  P.  McGinnis:    (a)  see  above;  (b)  co-Chief  Executive  Officer  and
co-President of Ralston; and President and Chief Executive Officer, Pet Products Group (a division of Ralston);
     (c)  none.

J. P. Mulcahy: (a) see above; (b) co-Chief Executive Officer and co-President of Ralston; and Chairman of the Board, President and Chief Executive Officer, Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston); (c) 4,000.

J.  M.  Neville:    (a)  see  above;  (b)  Vice President, General Counsel and
Assistant  Secretary  of  Ralston;  (c)  none.

W.  P.  Stiritz:    (a) 10401 Clayton Rd., Suite 101, St. Louis, MO 63131; (b)
Chairman  of  the  Board  of  Ralston;  (c)  22,250.

A. M. Wray: (a) see above; (b) Vice President and Controller of Ralston; (c) none.

R.  D.  Winney:    (a)  see  above;  (b)  Treasurer  of  Ralston;  (c)  none.

                                                          APPENDIX I continued

N. E. Hamilton (a) see above; (b) Vice President, Secretary and Senior Counsel of Ralston;
     (c)  none.


                                   DIRECTORS
                                   ---------


David R. Banks:  (a) 5111 Rogers Avenue, Suite 40A, Ft. Smith, Arkansas 92919;
(b) Chairman of the Board and Chief Executive Officer of Beverly Enterprises, Inc.; (c) none.

John H. Biggs: (a) 730 Third Avenue, New York, New York 10017; (b) Chairman of the Board, Chief Executive Officer and President of TIAA-CREF; (c) 3,000.

Donald  Danforth,  Jr.:    (a) Suite 330, 700 Corporate Park Drive, St. Louis,
Missouri  63105;
     (b)  Chairman  of  the  Board  of  Kennelwood  Village,  Inc.;  (c) none.

William H. Danforth: (a) Campus Box 1044, 7425 Forsyth Boulevard, Suite 262, Clayton, Missouri 63105; (b) Chairman of the Board of Washington University;
(c)  none.

David  C.  Farrell:    (a)  611  Olive  Street, St. Louis, Missouri 63101; (b)
Chairman of the Board and Chief Executive Officer of The May Department Stores Company; (c) none.

M. Darrell Ingram: (a) 44 Tiburon Drive, Austin, Texas 78738; (b) Chairman of the Board of Red Fox Environmental Services, Inc.; (c) none.

Richard A. Liddy: (a) 700 Market Street, St. Louis, MO 63101; (b) Chairman of the Board, Chief Executive Officer and President of General American Life Insurance Company;
     (c)  none

John  F.  McDonnell:    (a) 1034 South Brentwood Blvd., Suite 1840, St. Louis,
Missouri 63117-1218; (b) Former Chairman of the Board and Chief Executive Officer of McDonnell Douglas Corporation; (c) none.

Katherine D. Ortega:  (a) 800 25th Street, N.W. #1003, Washington, D.C. 20037;
(b) Former Alternate Representative of the United States to the 45th General Assembly of the United Nations; (c) none.

W.  P.  Stiritz:    (a) 10401 Clayton Rd., Suite 101, St. Louis, MO 63131; (b)
Chairman  of  the  Board  of  Ralston;  (c)  22,250.



                                                          APPENDIX I continued


W.  P.  McGinnis:    (a)  see  above;  (b)  co-Chief  Executive  Officer  and
co-President of Ralston; and President and Chief Executive Officer, Pet Products Group (a division of Ralston);
     (c)  none.

J. P. Mulcahy: (a) see above; (b) co-Chief Executive Officer and co-President of Ralston; and Chairman of the Board, President and Chief Executive Officer, Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston); (c) 4,000.


                              VCS HOLDING COMPANY
                              -------------------

     Set forth below with respect to each director and executive officer of VCS Holding Company ("VCS") are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is Checkerboard Square, St. Louis, Missouri 63164); (b) his or her present principal employment or occupation and the name and (if not VCS) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person); and (c) the number of shares of the Common Stock of the Issuer beneficially owned by him or her. The reporting persons believe that the information regarding Stock ownership set forth below is correct as of February 6, 1998. It will be updated when amendments to this Schedule 13D are filed.


                              EXECUTIVE OFFICERS
                              ------------------

J. R. Elsesser, Chief Executive Officer and President: (a) see above; (b) Vice President and Chief Financial Officer of Ralston Purina Company; (c) 34,550.

P.  C.  Fulweiler,  Vice  President:    (a)  222  Delaware Avenue, 17th Floor,
Wilmington,  Delaware  19801;  (b)  Vice  President  and  Department  Manager,
Corporate  Financial  Services  of  PNC  Bank;  (c)  none.

J. P. Mulcahy, Vice President: (a) see above; (b) co-Chief Executive Officer and co-President of Ralston Purina Company; and Chairman of the Board, President and Chief Executive Officer, Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston Purina Company); (c) 4,000.

J. M. Neville, Vice President: (a) see above; (b) Vice President, General Counsel and Assistant Secretary of Ralston Purina Company; (c) none.


                                                          APPENDIX I continued


T. L. Grosch, Secretary: (a) see above; (b) Deputy General Counsel, Ralston Purina Company; (c) none.
M. J. Costello, Vice President and Assistant Secretary: (a) see above; (b) International Counsel, Ralston Purina Company; (c) none.

R.  D.  Winney:    (a) see above; (b) Treasurer of Ralston Purina Company; (c)
none.


                                   DIRECTORS
                                   ---------

J. R. Elsesser: (a) see above; (b) Vice President and Chief Financial Officer of Ralston Purina Company; (c) 34,550.

P.  C.  Fulweiler:   (a) 222 Delaware Avenue, 17th Floor, Wilmington, Delaware
19801; (b) Vice President and Department Manager, Corporate Financial Services of PNC Bank; (c) none.

R.  D.  Winney:    (a) see above; (b) Treasurer of Ralston Purina Company; (c)
none.